ALTAI RESOURCES INC. **NEWS RELEASE**

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: November 24, 2009

ALTAI UPDATES ON ITS MALARTIC TOWNSHIP GOLD PROPERTY, VAL D'OR AREA, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") reports that the option granted to C2C Gold Corporation Inc. ("C2C") on its Malartic Township gold property has been terminated by Altai and Globex Mining Enterprises Inc. ("Globex") due to C2C's non fulfillment of the terms of the option agreement. The property is jointly owned (50% by each) by Altai and Globex.

This property of 120 hectares (300 acres) is located approximately five kilometers north-east of the town of Malartic in the Val d'Or Gold Camp. The main deposit has been extensively drilled to a depth of 200 meters (600 feet) and is open down dip. The deposit consists of gold bearing veins, silica, carbonate alteration zones in diorite and contains a historical resource (non 43-101 compliant) of 466,342 tonnes grading 7.11 gr/t Au (513,909 tons grading 0.21 oz/t Au) estimated by independent consultants. There is another known gold target in the property where gold intersections were obtained in past drilling.

The Malartic property is road accessible and has hydro power.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

SUPPL

For further information, please contact
Niyazi Kacira, President and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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